Exhibit 99.1

New Pacific Metals Announces Permanent CEO and CFO Appointments

VANCOUVER, BC, Oct. 23, 2025 /CNW/ - New Pacific Metals Corp. (TSX: NUAG) (NYSE American: NEWP) ("New Pacific" or the "Company") is pleased to announce that it has appointed Mr. Jalen Yuan as permanent Chief Executive Officer ("CEO") and Chester Xie as permanent Chief Financial Officer ("CFO"), effective today. Mr. Yuan has also been appointed to the Company's board of directors (the "Board"). This announcement follows the appointments of Mr. Yuan and Mr. Xie as Interim CEO and Interim CFO, respectively, in April 2025.

After assessing Mr. Yuan's considerable contributions as Interim CEO and his depth of experience having previously served as the Company's CFO, the Board determined that he is the best-qualified individual to continue to advance the Silver Sand and Carangas Projects and build value for our shareholders.

Additionally, the Company announced today that Dr. Peter Megaw's term as a director is ending at the closing of this year's Annual General Meeting and he will not be standing for re-election.

"On behalf of the Board of Directors, I'm pleased to welcome Jalen and Chester in their permanent positions respectively as CEO and CFO. Following a robust period of progress under Jalen's guidance, the Board is pleased to confirm both Jalen and Chester's appointments and looks forward to working with them as we move to the next phase in advancing our projects in Bolivia," Dickson Hall, New Pacific's Board Chair, said in a statement. "I want to thank Dr. Peter Megaw for his invaluable contributions to the Company and the role he played in providing strategic and technical advice to senior management on its exploration activities in Bolivia."

"It is an honour to be appointed CEO of New Pacific," said Mr. Yuan. "The Silver Sand and Carangas Projects represent a world-class opportunity, and I am committed to delivering positive outcomes for our shareholders, our stakeholders in Bolivia, and our team. I look forward to building on our progress and advancing these projects responsibly and successfully."

About New Pacific Metals
New Pacific is a Canadian exploration and development company with three precious metal projects in Bolivia. The Company's flagship Silver Sand project has the potential to be developed into one of the world's largest silver mines. The Company is also advancing its robust, high-margin silver-lead-zinc Carangas project. Additionally a discovery drill program was completed at Silverstrike in 2022.

For Further Information
Peter Lekich, Investor Relations
Phone: (604) 633-1368 Ext. 223
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to statements regarding: the future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of public health crisis; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's annual information form for the year ended June 30, 2025 and its other public filings. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: public health crisis on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with Corporación Minera de Bolivia, the Bolivian state mining corporation, by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Company's Carangas project  to Administrative Mining Contract; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. Additional information relating to the Company, including the AIF, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 20:00e 23-OCT-25